UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURENT REPORT PURSUANT TO REGULATION A

Date of report (Date of earliest event reported): July 31, 2023

ASI Aviation Inc.

(Exact name of registrant as specified in its charter)

Nevada	81-1014003
(State or Other Jurisdiction	(IRS Employer
of Incorporation)	Identification No.)

11921 Freedom Drive, Suite 550

Reston, VA 20109

(Address of Principal Executive Officers)

Registrant’s telephone number, including area code: (703) 904-4315

Item 9 Other Events

The annual report pn Form 1-K will be filed on or before the forty-fifth calendar day following the prescribed due date of July 31, 2023. The reason for the delay is that the financial statements of the Issuer will not be available on the date due.

The name and telephone number of the person to contact in regards to this notification is B.B. Sahay, CEO, (703) 904-4315.

All periodic reports required under Regulation A during the preceding 12 months or for such shorter period that the registrant was required to be filed have been filed.

It is not anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report.

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Signatures

Pursuant to the requirements of Regulation A, the Registrant has duly caused this current report on Form 1-U to be signed on its behalf by the undersigned officer hereunto duly authorized.

Date: August 1, 2023	ASI Aviation Inc.

/s/ B.B. Sahay
B.B. Sahay, CEO Chairman

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